Exhibit 3
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[Desc Logo] [Photograph of Corporate Building]
Desc Announces Preliminary Figures for 2001

Contacts:
--------

Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: 525-261-8037                                             Tel: 212-406-3693
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com



                     Desc Announces its Preliminary Figures
                     --------------------------------------
                         for the Second Quarter of 2001
                         ------------------------------



Mexico City, July 5, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary figures for the Second Quarter of 2001, which reflected the following factors: 1) the impact of the U.S. economic slowdown, 2) the constant appreciation of the peso versus the dollar, 3) the positive effects of the cost-reduction programs and the reduction of operations throughout the Company.

Desc's financial structure continues to strengthen. During this quarter we expect a net reduction of debt for approximately U.S. $ 75 million, compared to the previous quarter, as a result of the reduction in working capital, sale of non-productive assets and a decrease in capital expenditures. In this manner, the Company continues to show healthy financial indicators.



                          Preliminary Results for 2Q01
                      (Figures in millions of U.S. dollars)

----------------------------------- -------------------- --------------------
                                           2Q01e                2Q00
----------------------------------- -------------------- --------------------
Sales                                       543                  608
----------------------------------- -------------------- --------------------
Operating Income                            48                   70
----------------------------------- -------------------- --------------------
Operating Margin                           8.8%                 11.6%
----------------------------------- -------------------- --------------------
EBITDA                                      79                   98
----------------------------------- -------------------- --------------------
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.



UNIK (Autoparts)
The automotive industry continues to reflect the impact of the slowdown in the U.S. economy, causing declines in production and sales as well as OEM shutdowns, in order to adjust inventory levels. This, combined with the constant appreciation of the peso versus the dollar, has affected UNIK's operating


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

margins. In response to this, the Company has adopted preventive measures for cost reductions, reduction in work shifts and the decrease in the amount of capital expenditures, among others. In addition, Transmisiones TSP sold its medium and heavy truck clutch business to Eaton Corporation. The terms and conditions of this transaction were not disclosed.


                                   [UNIK Logo]
                          Preliminary Results for 2Q01
                      (Figures in millions of U.S. dollars)

------------------------------------ ------------------- --------------------
                                           2Q01e                2Q00
------------------------------------ ------------------- --------------------
Sales                                       248                  290
------------------------------------ ------------------- --------------------
Operating Income                             28                  47
------------------------------------ ------------------- --------------------
Operating Margin                           11.2%                16.2%
------------------------------------ ------------------- --------------------
EBITDA                                       46                  61
-----------------------------------------------------------------------------
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


GIRSA (Chemicals)
Despite the difficult global situation for the chemical industry, operating margins remained stable at 7%, as a result of the Company's cost reduction program, decrease in the prices of some raw materials, as well as production optimization. The Company is also trying to completely replace lost sales volumes of carbon black and synthetic rubber, which are a result of the closing of two tire plants in Mexico.

                                  [GIRSA Logo]
                          Preliminary Results for 2Q01
                      (Figures in Millions of U.S. dollars)

----------------------------------- -------------------- --------------------
                                           2Q01e                2Q00
----------------------------------- -------------------- --------------------
Sales                                       187                  209
----------------------------------- -------------------- --------------------
Operating Income                            13                   17
----------------------------------- -------------------- --------------------
Operating Margin                           7.0%                 8.3%
----------------------------------- -------------------- --------------------
EBITDA                                      22                   24
-----------------------------------------------------------------------------
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the monthly exchange rate.


FOOD
Results for the branded food products benefited from the volume increases in the canned tuna segment, which were the result of the Holy Week season. The Company also continues to gain market share in the Authentic Specialty Foods (ASF) market with its salsa products. Results for the pork business have also shown improvements due to the operating development in the Bajio area and the stabilization of the price of pork. The following are the estimated figures.


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

                                   [Food Logo]
                          Preliminary Results for 2Q01
                      (Figures in millions of U.S. dollars)


----------------------------------- -------------------- --------------------
                                           2Q01e                2Q00
----------------------------------- -------------------- --------------------
Sales                                       92                   86
----------------------------------- -------------------- --------------------
Operating Income                             4                    1
----------------------------------- -------------------- --------------------
Operating Margin                           4.2%                 1.7%
----------------------------------- -------------------- --------------------
EBITDA                                       7                    6
----------------------------------- -------------------- --------------------
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the monthly exchange rate.


DINE (Real Estate)
Most of the sales in the real estate sector were a result of land sales in Punta Mita, therefore the operating margin will be similar to that of the same quarter of the previous year.

                                   [DINE Logo]
                          Preliminary Figures for 2Q01
                      (Figures in Millions of U.S. dollars)

----------------------------------- -------------------- --------------------
                                           2Q01e                2Q00
----------------------------------- -------------------- --------------------
Sales                                       17                   23
----------------------------------- -------------------- --------------------
Operating Income                             4                    6
----------------------------------- -------------------- --------------------
Operating Margin                           23.5%                28.3%
----------------------------------- -------------------- --------------------
EBITDA                                       5                    8
-----------------------------------------------------------------------------
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


                                    ********

         All figures included in this report regarding the Company's projections and preliminary results or the potential growth that it could achieve, are based on the Company's expectations. These expectations are mainly subject to market changes, the performance of the economy, international markets as well as the industry; therefore they are subject to change.





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